March 13, 2019

James W. Barge
Chief Financial Officer
Lions Gate Entertainment Corp.
2700 Colorado Avenue
Santa Monica, California 90404

       Re: Lions Gate Entertainment Corp.
           Form 10-K for the Fiscal Year Ended March 31, 2018
           Form 8-K furnished February 7, 2019
           File No. 001-14880

Dear Mr. Barge:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended March 31, 2018

Management's Discussion and Analysis
Results of Operations, page 57

1. We note your disclosure that for fiscal year 2018, pretax income is composed of $972.8 million of international income and $824.1 million of loss from the United States. In light of the fact that Note 15 reflects the majority of revenue is derived in the U.S. with a minimal amount in Canada, and 17% in other foreign countries, please tell us, and consider expanding your disclosure in MD&A to discuss the nature of the foreign operations generating this significant amount of income.
Financial Statements
Notes to Audited Consolidated Financial Statements
5. Investments, page F-22

2. We note your disclosure on page F-22 that you recorded $47.8 million of losses related to
 James W. Barge
Lions Gate Entertainment Corp.
March 13, 2019
Page 2
         "other" equity method investees. Please tell us how you assessed the guidance in Rule 4-
         08(g) in disclosing summarized financial information of equity method investees that meet the significance threshold in Rule 1-02(w). In this regard it should be noted that the significance threshold for the footnote disclosure is 10%.
Form 8-K furnished February 7, 2019

Exhibit 99.1, page 1

3. To avoid placing undue prominence on Adjusted OIBDA, a non-GAAP measure, your header on the first page of your earnings release should include a presentation of the most comparable GAAP measure in a location with equal or greater prominence. Please review the guidance in our Compliance and Disclosure Interpretations updated April 4, 2018, specifically question 102.10, when preparing your next earnings release. Reference is made to Item 2.02, Instruction 2, of Form 8-K and the requirements of paragraph (e)(1)(i)
         of Item 10 of Regulation S-K. Your presentation of Free Cash Flow should be similarly revised.
4. We note that your reconciliation of free cash flow includes adjustments for the net change in production loans, shareholder litigation charges, and interest paid. Since free cash flow is typically calculated as cash flow from operations adjusted by capital expenditures and your definition of free cash flow differs from the typical definition per Question 102.07 of the C&DIs on non-GAAP measures updated April 4, 2018, please revise the title of this non-GAAP measure so it is not confused with free cash flow as typically calculated.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Heather Clark at 202-551-3624 or Claire Erlanger at 202-551-3301 with any questions.



FirstName LastNameJames W. Barge                               Sincerely,
Comapany NameLions Gate Entertainment Corp.
                                                               Division of
Corporation Finance
March 13, 2019 Page 2                                          Office of
Transportation and Leisure
FirstName LastName